U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                       FORM 12b-25

                               NOTIFICATION OF LATE FILING

                             Commission File Number 2-98747-D

(Check One):
[   ] Form 10-K and Form 10-KSB    [  ] Form 11-K
[   ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

         For Period Ended:       December 31, 1997
                                 ------------------

[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ----------------------

     Read Attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                    PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant                 Oxford Capital Corp.

Former Name if Applicable


Address of Principal Executive Offices
(Street and Number)                     4245 North Central Expressway, Suite 300
                                        ----------------------------------------

City, State and Zip Code                 Dallas, Texas 75205
                                         ---------------------------------------

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                                     PART II
                             RULE 12b-25(b) AND (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE
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     State below in reasonable detail the reasons why Forms 10-K, 10-KSB,  11-K.
20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant is involved in the employee leasing business and its accounting staff has extensive year end tax reporting obligations. As a result of the time and effort required in connection with such tax reporting obligations it is not possible for the registrant to file its Form 10-QSB for the quarter ended December 31, 1997 by the prescribed due date.

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                                     PART IV
                                OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

             Hank Vanderkam                   713                  547-8900
           ------------------             -----------            ------------
                (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No Form 8-K dated July 31, 1997; Form 8-K dated October 15, 1997

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See rider attached.

                                  OXFORD CAPITAL CORP.
                            ---------------------------------
                    (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           February 16, 1998         By:       /s/ Robert Cheney
                ------------------                  ----------------------------
                                                     Robert Cheney, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                       ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                  GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                  RIDER TO FORM 12B-25
                            FORM 10-QSB - DECEMBER 31, 1997
                                  OXFORD CAPITAL CORP.

PART IV (3)

As a result of the integration of operations acquired during the past year, the Company anticipates a material change in results of operations to be reported for the three and six months ended December 31, 1997 as compared to the same periods in the prior fiscal year. Management anticipates that the Company will report net income for the quarter of approximately $250,000 and a net loss for the six months of approximately $150,000 as compared to a net loss of $513,000 during the same quarter of the prior year and a net loss of $625,000 during the corresponding six month period of the prior year.